07020659

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 16/01/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

dw 1/30

Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 16/01/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com